Exhibit 99.1

Ballard Announces Order From Wrightbus For 20 Fuel Cell Modules to Power London Buses

  Initial U.K. cluster deployments under JIVE funding program
  Reflects increasing European momentum in fuel cells for heavy duty transportation applications

VANCOUVER, May 13, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced a purchase order from Wrightbus (www.wrightsgroup.com), a leading bus OEM and Ballard partner headquartered in Northern Ireland, for 20 FCveloCity®-HD 85-kilowatt fuel cell modules to power London buses under the Joint Initiative For Hydrogen Vehicles Across Europe ("JIVE") funding program.

These initial 20 double-decker buses – part of the 55 buses ultimately planned for the U.K. cluster under JIVE I – will be deployed on three routes with Transport for London ("TfL"), the city's transit agency. Deployment of these buses will support London's world-first Ultra Low Emission Zone initiative which was launched last month to improve air quality in the city. All the Ballard modules in this order are expected to ship by end-2019 and all related buses are expected to be deployed with TfL by end-2020. The JIVE funding program targets a total deployment of 291 fuel cell buses in more than 20 European cities.

"We are very pleased to provide fuel cell power modules to Wrightbus, as an important sign of continued progress in the deployment of zero-emission buses under Europe's JIVE program," said Rob Campbell, Ballard Chief Commercial Officer. "Together with our 2018 announcements regarding Ballard modules for 40 buses in the German cluster as well as 5 for buses in Pau, France – all under the JIVE program – these new buses for London represent a tremendous vote of confidence in Ballard fuel cell technology and products."

In 2018 Ballard announced orders under JIVE for a total of 45 fuel cell modules to power buses to be deployed in two cities in Germany as well as in Pau, France. Earlier generation Ballard fuel cell modules have been powering a fleet of 10 fuel cell electric buses for TfL in London over the past 8-years while demonstrating a high level of performance together with unsurpassed durability, including some buses operating more than 30,000 hours with minimal fuel cell maintenance required.

Europe's JIVE funding program is intended to pave the way to commercialization of fuel cell electric buses by coordinating procurement activities to unlock economies-of-scale and reduce costs as well as supporting new hydrogen refueling stations. Results of the JIVE program are expected to demonstrate the technical readiness of fuel cell electric buses to bus operators and the economic attractiveness of hydrogen as a zero-emission bus fuel to policy makers. These programs are supported by a total of €57 million in grants from the Fuel Cells and Hydrogen Joint Undertaking (FCH JU).

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:45e 13-MAY-19